Exhibit 3.5

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
MERRIMAN CURHAN FORD GROUP, INC.

Merriman Curhan Ford Group, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

I.  That the Board of Directors of the Corporation has duly adopted a resolution proposing and declaring advisable an Amendment to the Certificate of Incorporation of the Corporation effecting a 1-for-7 reverse stock split.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of Merriman Curhan Ford Group, Inc. be amended effective as of 12:01 a.m. August 16, 2010 by inserting the following paragraph immediately after the second paragraph of Article IV thereof:

1-for-7 Reverse Stock Split Ratio

Effective at 4:30 p.m., New York City time, on the date of filing of this Certificate of Amendment with the Delaware Division of Corporations (the “Reverse Split Effective Time”), every seven issued and outstanding shares of the Common Stock issued and outstanding shall be automatically changed and reclassified, as of the Reverse Split Effective Time and without further action, into one fully paid and nonassessable share of the Common Stock. No fractional share shall be issued in connection with the foregoing reverse stock split; and all shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the foregoing reverse stock split and each fractional share resulting from such aggregation of Common Stock held by such stockholder shall be exchanged for a cash payment in U.S. dollars equal to such fraction multiplied by seven times the average of the closing bid and asked price per share of Common Stock as quoted on the NASDAQ Stock Market for the five trading days immediately preceding the Effective Date. Any stock certificate that represented shares of Common Stock immediately before the Reverse Split Effective Time shall, automatically and without the need to surrender the same for exchange, represent the number of shares of Common Stock immediately after the Reverse Split Effective Time resulting from the reverse stock split.

II.  That on August 10, 2010, the aforesaid amendments were duly adopted by shareholder vote in accordance with the applicable provisions of Section 242 and Section 211 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its authorized officer this 10th day of August, 2010.

By:	/s/ D. Jonathan Merriman
D. Jonathan Merriman
Chief Executive Officer